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                                                                    EXHIBIT 12.4

                           PSEG ENERGY HOLDINGS L.L.C.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                  For the Six
                                                  Months Ended                 For the Years Ended
                                                     June 30,                       December 31,
                                              --------------------------------------------------------------------
                                                  2005      2004      2004      2003      2002      2001      2000
                                              --------------------------------------------------------------------
                                                                    (Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations         $122       $97      $185      $261     $(365)     $237      $183
Loss/(Income) from Equity Investees,
Net of Distributions                               (10)       32        78        60        (2)      (59)      (16)
Fixed Charges                                      129       130       260       231       231       199       161
Capitalized Interest                                (1)       (1)       (2)      (10)      (12)      (13)      (21)
                                              --------------------------------------------------------------------
Total Earnings                                    $240      $258      $521      $542     $(148)     $364      $307
                                              ====================================================================

Fixed Charges as Defined in Regulation S-K(B)

Interest Expense                                  $128      $130      $259      $230      $229      $196      $158
Interest Factor in Rentals                           1        --         1         1         2         3         3
                                              --------------------------------------------------------------------
Total Fixed Charges                               $129      $130      $260      $231      $231      $199      $161
                                              ====================================================================

Ratio of Earnings to Fixed Charges (C)            1.86      1.98      2.00      2.35     (0.64)     1.83      1.91
                                              ====================================================================


(A) The term "earnings" shall be defined as pretax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense (c) an estimate of interest implicit in rentals.

(C) The ratio of earnings to fixed charges for the year ended December 31, 2002 was (0.64), as noted above, which represents a deficiency of $379 million.